FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **October 25, 2004**

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Equant Sells 49 Percent Shareholding in Radianz

PARIS and AMSTERDAM (Oct. 21, 2004) – Equant (NYSE: ENT) (Euronext Paris: EQU) has agreed to sell its 49 percent interest in Radianz to fellow shareholder Reuters. Reuters will acquire Equant's interest for US$110 million in cash and the release of future funding obligations, bringing all joint venture arrangements to an end. This transaction will result in a book gain of approximately US$90 million for Equant. The two partners indicated early in 2004 their intention to reconsider their position in Radianz in the light of their respective strategic priorities. The transaction is subject to regulatory approval and is expected to close in the fourth quarter of 2004.

Commenting on Equant's sale of its interest in Radianz, Daniel Caclin, Equant's president and chief executive officer, said: "This transaction enables us to focus our resources on our services and solutions strategy for which Radianz was not essential. We are encouraged by our successes in selling communications solutions and determined to continue our strategic transformation."

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise – including unmatched seamless network reach in 220 countries and territories and local support in approximately 165 countries – with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers key business processes. Equant serves thousands of the world's top companies, with the industry's most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,300 global businesses. Equant, a subsidiary of France Telecom, consistently leads industry surveys in corporate user satisfaction.

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CONTACTS:

Equant Media Relations	**Equant Investor Relations**

Frédéric Gielec
+33 1 46 46 2189
frederic.gielec@equant.com

<u>Europe</u>
Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

<u>France</u>
Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com